Exhibit 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

8/29/2017

(Thousands of Dollars)

	Q2 2017	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Earnings before income taxes	$157,723	692,489	603,915	539,988	351,822	453,402
Add:
Fixed charges	58,482	114,933	112,319	108,780	120,422	106,687
Subtract:
Earnings (losses) from equity investees net of distributed income	11,797	19,240	16,545	(9,178)	(2,386)	(6,015)

Total	$204,408	788,182	732,779	657,946	474,630	566,104

Fixed charges:
Interest expense	$48,680	97,405	97,122	93,098	105,585	91,141
Rental expense representative of interest factor	9,802	17,528	15,197	15,682	14,837	15,546

Total	$58,482	114,933	112,319	108,780	120,422	106,687

Ratio of earnings to fixed charges	3.50	6.86	6.52	6.05	3.94	5.31